Exhibit (a)(xviii)

Amendment No. 1

to

Offer to Purchase for Cash

By

GLOBAL NET LEASE, INC.
Up to 11,904,761 Shares of its Common Stock
at a Purchase Price of $10.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 29, 2015, UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN

Reference is made to that certain Offer to Purchase, dated June 2, 2015 (the “Offer to Purchase”), pursuant to which Global Net Lease, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invited its stockholders to tender up to 11,904,761 shares of our common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a price of $10.50 per Share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related letter of transmittal. The Company amends the Offer to Purchase as follows:

1.  In the second paragraph under the heading “If I accept the Offer, how will I be paid for my Shares?” the name “DST” is hereby replaced with the name “DTC”.

2.  The date “June 29, 2015” appearing on page 4 in the paragraph under the heading “Once tendered, may I revoke my tender?” is hereby deleted and replaced with “July 29, 2015.”

3.  In Section 7, “Conditions of the Offer” on page 24, the sentence “In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, we may extend, terminate or amend the Offer.” is hereby deleted and replaced with the following paragraph:

“In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, for example, if completing the tender offer would cause the number of holders to be reduced below 100, or if the repurchase were considered a ‘preferential dividend’ under the Code, we may extend, terminate or amend the Offer.”

4.  The following sentence is hereby added to the end of Section 9, “Sources and Amounts of Funds” on page 26 of the Offer to Purchase:

“On June 16, 2015 we completed $46.9 million in mortgage financings with respect to certain European properties, the proceeds of which are being used to reduce our outstanding balance under our Credit Facility.”

5.  In Section 15, “Fees and Expenses” on page 44, each instance of the name “DST Services, Inc.” is hereby replaced with the name “DST Systems, Inc.”

6.  In Section 17, “Miscellaneous” on page 45, each instance of the term “jurisdiction” is hereby replaced with the term “U.S. state” and the term “jurisdictions” is hereby replaced with the term “U.S. States.”